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MASSIMO MONDAZZI
CHIEF FINANCIAL AND RISK MANAGEMENT OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFRO/AMBIL/AS/01/2015/P	January 14, 2015

United States Securities and Exchange Commission 100 F Street N.E., Stop 7010 Washington, D.C. 20549

Attention: Brad Skinner Senior Assistant Chief Accountant

Re:	Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 10, 2014
File No. 001-14090
Supplemental Response Filed December 18, 2014

Dear Mr. Skinner:

Thank you for your letter, dated December 31, 2014, setting forth supplemental comments from the Staff of the Commission on Eni’s annual report on Form 20-F for the year ended December 31, 2013 (the "Form 20-F"). The information set forth below is submitted in response to your supplemental comments. The numbered paragraph and heading correspond to the numbered paragraph and heading of your letter.

Proved Undeveloped Reserves, page 40

1.	In comment two of our December 10, 2014 letter, we asked, in part, that you "Explain to us the justification for your claim of Kashagan proved developed reserves, given that you have disclosed (page 32) that Kashagan production is halted beginning October 2013 with production delayed through 2015." You responded that "In 2013 we

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reclassified to proved developed reserves approximately 0.13 BBOE of PUDs related to the Kashagan projects. This was the result of hooking-up new producing wells, which targeted an initial production level of approximately 75 KBBL/d (gross).

Production started in September 2013. Shortly thereafter, an accident occurred to a support pipeline for the transport of acid gas. This accident forced the Kashagan consortium to halt production and we are currently planning for a production restart by the second half of 2016. However, at the time of the accident we had already completed and hooked-up all producing wells to extract the 0.13 BBOE of reserves reclassified as developed, production had started, and no additional capital expenditures are required to produce those reserves, except for the cost to substitute the damaged support pipelines. Therefore, we believe that the reclassification of the above PUDs to proved developed reserves was appropriate." With reasonable detail, please explain to us your estimate of costs necessary to replace the acid gas pipeline. Tell us the number of and associated costs for the "new producing wells". Please compare your cost estimate for pipeline replacement with the cost of the new wells. Refer to Rule 4-10(a)(6)(i) of Regulation S-X, the definition of "Developed Oil and Gas Reserves".

Response

Please note that the development of oil reserves at the Kashagan field was a very lengthy and complex project which comprised several years of activity and major expenditures for Eni and the other companies in the Consortium.

As we disclosed on page 55 of the Form 20-F, at December 31, 2013 we recorded $8.2 billion of capitalized costs in connection with the development of the field reserves at Kashagan. By December 31, 2013, 20 producing wells were hooked up to the plants and treatment facilities to produce the 125 million barrels of proved reserves that we reclassified as proved developed. After a brief start, production was halted due to the support pipeline incident. By mid 2014, the Consortium finalized a technical review of the incident and concluded that a complete replacement of the damaged support pipeline would be necessary, rescheduling the restart of the field as late as in 2016. The cost budget for a new pipeline is still under review by the Consortium as contractual arrangements with contractors are under finalization.

Currently, management best estimate of Eni’s share of the cost to replace the pipeline is around $600 million, representing approximately 7% of the $8.2 billion costs incurred up to December 31, 2013 to develop the 20 wells and well facilities to which the 125 million barrels of reserves relate. Please note that the $8.2 billion cost amount include besides the costs incurred to drill the producing wells other development costs, particularly the costs that were incurred to build remarkable treatment facilities both on and offshore, the latter placed on an artificial island in the Kazakh section of the Caspian Sea, from which the producing wells were drilled. We regard the cost of these treatment facilities as an integral part of the overall development to gain access to the field reserves.

Activities are ongoing to develop in the next few years the remaining 440 million barrels of proved reserves which were classified as undeveloped at December 31, 2013.

Based on our understanding of Rule 4-10(a)(6)(i) of Regulation S-X, the definition of "Developed Oil and Gas Reserves", we believe that the classification of the 125 million barrels of reserves indicated in our prior response is appropriate because the cost of replacing the damaged pipeline is minor when compared to the costs incurred by the Company to develop those reserves.

Very truly yours,

/s/ MASSIMO MONDAZZI
Massimo Mondazzi
Title: Chief Financial and Risk Management Officer